FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Private Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of March 2004 (March 29, 2004)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F   X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        			No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        			No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is an announcement by The News
Corporation Limited released to the Australian Stock Exchange
("ASX") on March 29, 2004.












































			SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	March 29, 2004			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





			EXHIBIT INDEX



Exhibit							Page No. in Sequential
							Numbering System


A.	Announcement by The News Corporation
	Limited released to ASX on March 29, 2004.		6


































EXHIBIT A



The News Corporation Limited
ABN 40 007 910 330
REGISTERED OFFICE: 121 King William Street, Adelaide,
South Australia 5000
MAIL: GPO Box 339, Adelaide, South Australia 5001
TEL: +61 8 8206 2000 FAX: +61 8 8206 3630
E-MAIL: newscorp.shares@adv.newsltd.com.au



29 March 2004



Company Announcements Office
Australian Stock Exchange
ASX Online


Interim Dividend - Dividend Reinvestment Plan Issue Prices


This is to advise that the share prices to be used to calculate entitlements to shares under the Company's
Dividend Reinvestment Plan are as follows:


Ordinary Shares (NCP) A$10.42
Preferred Shares (NCPDP) A$9.17

The shares will be allotted on 30 April 2004.

Rob Moon
Company Secretary - Adelaide

2